UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 20, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Synageva BioPharma Corp.

File No. 0-23155 - CF#27598

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Synageva BioPharma Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 14, 2011.

Based on representations by Synageva BioPharma Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through November 14, 2014
Exhibit 10.2	through November 14, 2014
Exhibit 10.3	through November 14, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Branch Chief